# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CalciMedica, Inc., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 03/03/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-24-008994
Filed by CIK 0001776233

## Reporting persons
- Aisling Capital V, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 781,671; sole dispositive power 0; shared dispositive power 781,671; aggregate amount beneficially owned 781,671 (3.9% of the class)
- Aisling Capital Partners V, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 781,671; sole dispositive power 0; shared dispositive power 781,671; aggregate amount beneficially owned 781,671 (3.9% of the class)
- Aisling Capital Partners V LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 781,671; sole dispositive power 0; shared dispositive power 781,671; aggregate amount beneficially owned 781,671 (3.9% of the class)
- Dr. Andrew Schiff: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 781,671; sole dispositive power 0; shared dispositive power 781,671; aggregate amount beneficially owned 781,671 (3.9% of the class)
- Steve Elms: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 781,671; sole dispositive power 0; shared dispositive power 781,671; aggregate amount beneficially owned 781,671 (3.9% of the class)

## Item 1. Issuer
Name of issuer: CalciMedica, Inc.
Address of issuer's principal executive offices: 505 Coast Boulevard South Suite 307 La Jolla, CA, 92037

## Item 2. Person Filing
Name of person filing: Aisling Capital V, LP; Aisling Capital Partners V, LP; Aisling Capital Partners V LLC; Dr. Andrew Schiff; Steve Elms.
Address of principal business office or, if none, residence:
C/O Aisling Capital Management LP
489 Fifth Avenue, 10th Floor
New York, NY 10017
Citizenship:
Aisling Capital V, LP is a Delaware Limited Partnership.
Aisling Capital Partners V, LP is a Delaware Limited Partnership.
Aisling Capital Partners V LLC is a Delaware Limited Liability Company.
Dr. Andrew Schiff and Steve Elms are US Citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
781,671 shares of common stock of the Issuer beneficially owned, consisting of (i) 521,114 shares of Common Stock of the Issuer; and (ii) presently exercisable warrants to purchase up to 260,557 shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons.

The securities are held directly by Aisling Capital V, LP ("Aisling V") and held indirectly by Aisling Capital Partners V, LP ("Aisling GP V"), as general partner of Aisling V, Aisling Capital Partners V LLC ("Aisling Partners V"), as general partner of Aisling GP V, and each of the individual managing members of Aisling Partners V. The individual managing members (collectively, the "Managers") of Aisling Partners V are Dr. Andrew Schiff and Steve Elms. Aisling GP V, Aisling Partners V and the Managers share voting and dispositive power over the shares directly held by Aisling V. Each of Aisling GP V, Aisling Partners V and the Managers may be deemed to be the beneficial owner of the securities listed above only to the extent of its pecuniary interest therein. The above information shall not be deemed an admission that any of Aisling GP V, Aisling Partners V or any of the Managers is the beneficial owner of any securities reported herein.
Percent of class: 3.9%. Percentage ownership calculated based on 13,481,917 shares of Common Stock outstanding as of November 6, 2024, and reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 781,671
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 781,671

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aisling Capital V, LP: /s/ Andrew Schiff, Andrew Schiff/Managing Member of Aisling Capital Partners V, LP, as General Partner of Aisling Capital Partners V LLC, its General Partner (03/03/2025)
- Aisling Capital Partners V, LP: /s/ Andrew Schiff, Andrew Schiff/Managing Member of Aisling Capital Partners V LLC, its General Partner (03/03/2025)
- Aisling Capital Partners V LLC: /s/ Andrew Schiff, Andrew Schiff/Managing Member (03/03/2025)
- Dr. Andrew Schiff: /s/ Andrew Schiff, Andrew Schiff (03/03/2025)
- Steve Elms: /s/ Steve Elms, Steve Elms (03/03/2025)